As filed with the Securities and Exchange Commission on October 1, 2013

Registration No. 333-189302

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1 to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CONTANGO OIL & GAS COMPANY

(Exact name of registrant as specified in its charter)

Delaware	1311	95-4079863
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

(713) 960-1901

(Address, including ZIP code, and telephone number,

including area code, of registrant’s principal executive offices)

Joseph J. Romano

Contango Oil & Gas Company

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

(713) 960-1901

(Name, address, including ZIP code, and telephone number,

including area code, of agent for service)

With Copies to:

Richard A. Shortz Richard B. Aldridge Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, Pennsylvania 19103 (215) 963-5000 (215) 963-5001 (fax)	Allan D. Keel John A. Thomas Crimson Exploration Inc. 717 Texas Ave, Suite 2900 Houston, Texas 77002 (713) 236-7400 (713) 236-4424 (fax)	James M. Prince Stephen M. Gill Vinson & Elkins LLP 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222 (713) 758-2346 (fax)

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the transactions described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐  Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.04 per share	4,005,056 (1)	N/A	$137,722,109 (2)	$18,786 (3)

(1)	Represents the estimated maximum number of Registrant’s shares to be issued pursuant to the merger agreement described herein. The number of common shares is based on the product obtained by multiplying (a) 48,323,547 shares of common stock of Crimson Exploration Inc. (46,671,986 shares outstanding as of June 12, 2013 and 1,651,561 shares associated with outstanding stock-based equity awards) by (b) the exchange ratio of 0.08288.

(2)	Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act and calculated pursuant to Rules 457(f)(1) and 457(c) under the Securities Act. The proposed maximum aggregate offering price of the Registrant’s common shares was calculated based upon the market value of shares of Crimson Exploration Inc. common stock (the securities to be cancelled in the merger) in accordance with Rule 457(c) under the Securities Act as follows: the product of (x) $2.85, the average of the high and low prices per share of Crimson Exploration Inc. common stock on June 12, 2013, as quoted on the NASDAQ Global Market, multiplied by (y) 48,323,547, the estimated number of shares of Crimson Exploration Inc. common stock to be exchanged in the merger.

(3)	Previously paid.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Contango Oil & Gas Company’s Registration Statement on Form S-4 (Registration No. 333-189302) is being filed solely to file the tax opinions of Morgan Lews & Backius LLP and Vinson & Elkins, L.L.P, each dated October 1, 2013, with respect to certain federal income tax consequences relating to the transaction as Exhibits 8.3 and 8.4, respectively, filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, Texas, on October 1, 2013.

CONTANGO OIL & GAS COMPANY

By:	/s/ Joseph J. Romano
Name: Joseph J. Romano
Title: Chief Executive Officer

Signature	Title	Date

/s/ Joseph J. Romano Joseph J. Romano	Chairman, President and Chief Executive Officer (Principal Executive Officer)	October 1, 2013

* Sergio Castro	Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer)	October 1, 2013

* Yaroslava Makalskaya	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	October 1, 2013

* B.A. Berilgen	Director	October 1, 2013

* Jay D. Brehmer	Director	October 1, 2013

* Brad Juneau	Director	October 1, 2013

* Charles M. Reimer	Director	October 1, 2013

Signature	Title	Date

* Steven L. Schoonover	Director	October 1, 2013

*By:	/s/ Joseph J. Romano
Joseph J. Romano
as attorney-in-fact pursuant to a power of attorney

EXHIBIT INDEX

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of April 29, 2013, by and among Contango Oil & Gas Company, Contango Acquisition, Inc. and Crimson Exploration Inc. (included as Annex A to the joint proxy/prospectus forming a part of this Registration Statement and incorporated herein by reference)

3.1	Certificate of Incorporation of Contango Oil & Gas Company (filed as an exhibit to Contango’s report on Form 8-K, dated December 1, 2000, as filed with the Securities and Exchange Commission on December 15, 2000)

3.2	Bylaws of Contango Oil & Gas Company (filed as an exhibit to Contango’s report on Form 8-K, dated December 1, 2000, as filed with the Securities and Exchange Commission on December 15, 2000)

3.3	Amendment to the Certificate of Incorporation of Contango Oil & Gas Company (filed as an exhibit to Contango’s report on Form 10-QSB for the quarter ended December 31, 2002, dated November 14, 2002, as filed with the Securities and Exchange Commission)

4.1	Facsimile of common stock certificate of Contango Oil & Gas Company (filed as an exhibit to Contango’s Form 10-SB Registration Statement, as filed with the Securities and Exchange Commission on October 16, 1998)

5.1**	Opinion of Morgan, Lewis & Bockius LLP as to the validity of the Contango common shares being registered pursuant to this registration statement

8.1**	Opinion of Morgan, Lewis & Bockius LLP as to certain tax matters

8.2**	Opinion of Vinson & Elkins LLP as to certain tax matters

8.3‡	Opinion of Morgan, Lewis & Bockius LLP regarding certain federal income tax consequences relating to the transaction

8.4‡	Opinion of Vinson & Elkins LLP regarding certain federal income tax consequences relating to the transaction

10.1	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, among Contango Oil & Gas Company, Contango Acquisition, Inc. and OCM Crimson Holdings, LLC (filed as an exhibit to Contango’s report on Form 8-K, dated April 29, 2013, as filed with the Securities and Exchange Commission on May 1, 2013)

10.2	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, among Contango Oil & Gas Company, Contango Acquisition, Inc. and OCM GW Holdings, LLC (filed as an exhibit to Contango’s report on Form 8-K, dated April 29, 2013, as filed with the Securities and Exchange Commission on May 1, 2013)

10.3	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, among Contango Oil & Gas Company, Contango Acquisition, Inc. and Allan D. Keel (filed as an exhibit to Contango’s report on Form 8-K, dated April 29, 2013, as filed with the Securities and Exchange Commission on May 1, 2013)

10.4	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, among Contango Oil & Gas Company, Contango Acquisition, Inc. and E. Joseph Grady (filed as an exhibit to Contango’s report on Form 8-K, dated April 29, 2013, as filed with the Securities and Exchange Commission on May 1, 2013)

10.5	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, among Contango Oil & Gas Company, Contango Acquisition, Inc. and A. Carl Isaac (filed as an exhibit to Contango’s report on Form 8-K, dated April 29, 2013, as filed with the Securities and Exchange Commission on May 1, 2013)

10.6	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, among Contango Oil & Gas Company, Contango Acquisition, Inc. and Jay S. Mengle (filed as an exhibit to Contango’s report on Form 8-K, dated April 29, 2013, as filed with the Securities and Exchange Commission on May 1, 2013)

10.7	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, among Contango Oil & Gas Company, Contango Acquisition, Inc. and Thomas H. Atkins (filed as an exhibit to Contango’s report on Form 8-K, dated April 29, 2013, as filed with the Securities and Exchange Commission on May 1, 2013)

10.8	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, among Contango Oil & Gas Company, Contango Acquisition, Inc. and John A. Thomas (filed as an exhibit to Contango’s report on Form 8-K, dated April 29, 2013, as filed with the Securities and Exchange Commission on May 1, 2013)

10.9	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, among Crimson Exploration, Inc., and Joseph J. Romano (filed as an exhibit to Crimson’s report on Form 8-K, dated April 29, 2013, as filed with the Securities and Exchange Commission on April 30, 2013)

10.10	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, among Crimson Exploration, Inc., and Sergio Castro (filed as an exhibit to Crimson’s report on Form 8-K, dated April 29, 2013, as filed with the Securities and Exchange Commission on April 30, 2013)

10.11	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, among Crimson Exploration, Inc., and Yaroslava Makalskaya (filed as an exhibit to Crimson’s report on Form 8-K, dated April 29, 2013, as filed with the Securities and Exchange Commission on April 30, 2013)

10.12	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, among Crimson Exploration, Inc., and Brad Juneau (filed as an exhibit to Crimson’s report on Form 8-K, dated April 29, 2013, as filed with the Securities and Exchange Commission on April 30, 2013)

10.13	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, among Crimson Exploration, Inc., and Joseph J. Romano, Temporary Administrator of the Estate of Kenneth R. Peak (filed as an exhibit to Crimson’s report on Form 8-K, dated April 29, 2013, as filed with the Securities and Exchange Commission on April 30, 2013)

10.14	Registration Rights Agreement, dated as of April 29, 2013, among Contango Oil & Gas Company, OCM Crimson Holdings, LLC and OCM GW Holdings, LLC (filed as an exhibit to Contango’s report on Form 8-K, dated April 29, 2013, as filed with the Securities and Exchange Commission on May 1, 2013)

10.15	Employment Agreement, dated as of April 29, 2013, among Contango Oil & Gas Company and Allan D. Keel (filed as an exhibit to Contango’s report on Form 8-K, dated April 29, 2013, as filed with the Securities and Exchange Commission on May 1, 2013)

10.16	Employment Agreement, dated as of April 29, 2013, among Contango Oil & Gas Company and E. Joseph Grady (filed as an exhibit to Contango’s report on Form 8-K, dated April 29, 2013, as filed with the Securities and Exchange Commission on May 1, 2013)

10.17**	Employment Agreement, dated as of June 10, 2013, among Contango Oil & Gas Company and Jeffrey A. Sikora

10.18**	Employment Agreement, dated as of June 7, 2013, among Contango Oil & Gas Company and A. Carl Isaac

10.19**	Employment Agreement, dated as of June 7, 2013, among Contango Oil & Gas Company and John A. Thomas

10.20**	Employment Agreement, dated as of June 7, 2013, among Contango Oil & Gas Company and Jay S. Mengle

10.21**	Employment Agreement, dated as of June 7, 2013, among Contango Oil & Gas Company and Thomas H. Atkins

23.1**	Consent of William M. Cobb & Associates, Inc.

23.2**	Consent of W.D. Von Gonten & Co.

23.3**	Consent of Grant Thornton LLP, independent registered public accounting firm for Contango

23.4**	Consent of Netherland, Sewell & Associates, Inc.

23.5**	Consent of Grant Thornton LLP, independent registered public accounting firm for Crimson

23.6**	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 8.1)

23.7**	Consent of Vinson & Elkins LLP (included in Exhibit 8.2 above)

23.8	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 8.3 above)

23.9	Consent of Vinson & Elkins LLP (included in Exhibit 8.4 above)

24.1**	Powers of Attorney (included on signature pages to this Registration Statement)

99.1**	Form of Proxy Card of Contango Oil & Gas Company

99.2**	Form of Proxy Card of Crimson Exploration

99.3**	Consent of Petrie Partners Securities, LLC

99.4**	Consent of Barclays Capital, Inc.

*	Schedules to the agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Contango undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

**	Previously filed

‡	Filed herewith